Akumin Inc.

8300 W. Sunrise Boulevard

Plantation, Florida 33322

December 27, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Re:	Akumin Inc. (the “Company”)

Registration Statement on Form F-3

(File No. 333-261815) (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, (the “Securities Act”), the Company hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated to 4:00 p.m. Eastern Time on December 29, 2021, or as soon thereafter as practicable. The Company hereby acknowledges its responsibilities under the Securities Act and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement.

The Company hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filings; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Thomas P. Conaghan of McDermott Will & Emery LLP, counsel to the Company, at (202) 756-8161, as soon as the Registration Statements has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

Akumin Inc.

By:	/s/ Matt Cameron
Name: Matt Cameron
Title: Chief Legal Officer and Corporate Secretary